FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                   18 May 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Full Year Results




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  18 May 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Full Year Results




PRELIMINARY FINANCIAL RESULTS 2006-2007

OPERATING AND FINANCIAL STATISTICS (Note 1)

                                                   Three months ended                   Twelve months ended
                                                             March 31      Better/                 March 31     Better/
                                                      2007       2006      (Worse)        2007         2006     (Worse)
                                                             Restated                              Restated
Revenue                                  GBPm        1,932      2,054       (5.9)%       8,492        8,213        3.4%

Operating profit                         GBPm           31         98      (68.4)%         602          694     (13.3)%

Profit before tax                        GBPm           27         98      (72.4)%         611          616      (0.8)%

Profit after tax                         GBPm         (71)         88           nm         438          464      (5.6)%

Loss from discontinued operations        GBPm         (53)        (5)           nm       (134)            3          nm

Net assets                               GBPm        2,411      2,074        16.2%       2,411        2,074       16.2%

Basic earnings per share                   p         (6.5)        7.5           nm        37.2         40.1      (7.2)%


                                                   Three months ended                   Twelve months ended
                                                             March 31      Better/                 March 31     Better/
                                                      2007       2006      (Worse)        2007         2006     (Worse)
                                                             Restated                              Restated
TOTAL GROUP OPERATIONS

TRAFFIC AND CAPACITY
RPK (m)                                             26,003     26,351       (1.3)%     112,851      109,713        2.9%
ASK (m)                                             36,405     35,895         1.4%     148,321      144,194        2.9%
Passenger load factor (%)                             71.4       73.4     (2.0)pts        76.1         76.1           -
CTK (m)                                              1,084      1,238      (12.4)%       4,695        4,929      (4.7)%
RTK (m)                                              3,728      3,878       (3.9)%      16,112       15,909        1.3%
ATK (m)                                              5,550      5,635       (1.5)%      22,882       22,719        0.7%
Overall load factor (%)                               67.2       68.8     (1.6)pts        70.4         70.0      0.4pts
Passengers carried (000)                             7,269      7,470       (2.7)%      33,068       32,432        2.0%
Tonnes of cargo carried (000)                          177        202      (12.4)%         762          795      (4.2)%

FINANCIAL

Operating margin (%)                                   1.6        4.8     (3.2)pts         7.1          8.5    (1.4)pts
Passenger revenue per RPK (p)                         6.26       6.48       (3.4)%        6.44         6.31        2.1%
Passenger revenue per ASK (p)                         4.47       4.76       (6.1)%        4.90         4.80        2.1%
Cargo revenue per CTK (p)                            12.18      12.84       (5.1)%       13.16        12.94        1.7%
Total traffic revenue per RTK (p)                    47.21      48.12       (1.9)%       48.91        47.53        2.9%
Total traffic revenue per ATK (p)                    31.71      33.11       (4.2)%       34.44        33.28        3.5%
Total expenditure on operations per RTK (p)          52.23      50.44       (3.5)%       49.26        47.26      (4.2)%
Total expenditure on operations per ATK (p)          35.08      34.71       (1.1)%       34.68        33.10      (4.8)%
Average fuel price before hedging
(US cents/US gallon)                                198.48     191.59       (3.6)%      209.60       188.22     (11.4)%

TOTAL AIRLINE OPERATIONS (Note 2)

OPERATIONS

Average Manpower Equivalent (MPE)                   42,073     43,316         2.9%      42,683       43,814        2.6%
ATKs per MPE (000)                                   131.9      130.1         1.4%       536.1        518.5        3.4%

Aircraft in service at period end                      242        284         (42)         242          284        (42)


nm: Not meaningful

Note 1:  Statistics relate to continuing operations unless otherwise stated.

Note 2: Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd and Speedbird Insurance Company Ltd.


SUMMARY


Group Performance

Group profit before tax for the year was GBP611 million, a decline of 0.8% compared with GBP616 million in the previous year. The results include a number of one-off items including a provision of GBP350 million for settlement of the fines and claims in connection with the competition investigations into longhaul passenger and cargo fuel surcharges and a pension credit of GBP396 million as a result of a change to the New Airways Pension Scheme (NAPS).

Operating profit at GBP602 million, was GBP92 million worse than last year. The operating margin of 7.1% was 1.4 points lower than last year. The reduction in operating profit primarily reflects increased operating costs - up 5.5% - partially offset by improvements in revenue - up 3.4%.


Turnover

 Group revenue for the year was GBP8,492 million, up 3.4% compared with last year, on a flying programme 0.7% larger in ATKs.

Passenger revenue was up 4.9% to GBP7,263 million. This was primarily driven by longhaul premium and World Traveller Plus. Passenger yields were up 2.1% per RPK, and seat factor was in line with last year at 76.1% on capacity 2.9% higher in ASKs.

Cargo revenue at GBP618 million was down 3.1% in the full year. Cargo volumes measured in CTKs were down 4.7% in the full year, with yields up 1.7%. The decline in volumes has been driven by a combination of capacity, competitive, market and operational factors. Operational issues in the second half of the year were a significant factor in the volume decline.

Overall load factor for the year was 70.4%, up 0.4 points on last year.

For the three month period, Group revenue - - at GBP1,932 million - - was down 5.9% on a flying programme 1.5% smaller in ATKs.

Passenger revenue, which was impacted by the threat of industrial action by cabin crew, was down 4.6%. Passenger yields were down 3.4% per RPK; seat factor was down 2.0 points at 71.4% on capacity 1.4% higher in ASKs.

Cargo volumes for the quarter (CTKs) were down 12.4% compared with last year, with yields (revenue/CTK) down 5.1%. The reduction of freighter aircraft from four hulls to three accounted for 4% of the capacity decline. The further reduction in CTKs was due to a challenging operational environment in the quarter and soft cargo market conditions.

Overall load factor for the quarter was down 1.6 points at 67.2%.


Costs

Unit costs excluding non-recurring items (pence/ATK) in the full year were up 4.8% versus last year. This was due to a cost increase of 5.5% on capacity up 0.7%. Excluding fuel costs, unit costs in the full year were marginally up at 0.4%.

For the quarter, unit costs excluding non-recurring items increased by 1.1% on the same period last year as a result of a cost reduction of 0.5% on capacity 1.5% lower in ATKs. The reduction in ATKs was partly due to one less freighter in the third quarter this year versus last. Excluding fuel, unit costs were down 0.7%.

Employee costs in the full year increased by 0.8% compared with last year. Redundancy costs supporting the management restructuring programme announced in December 2005, and pension and wage increases were only partially offset by the non-recurrence of the Employee Reward Plan (ERP), which did not trigger in the year.

Aircraft operating lease costs reduced by 10% compared with last year, primarily due to lower lease rentals following negotiations on lease extensions, and exchange benefits as a result of a weaker US dollar.

Fuel and oil costs, at GBP1,931 million, increased by 22.1% due to an increase in fuel price net of hedging, partially offset by a weaker US dollar.

Engineering and other aircraft costs reduced by 6.1% compared with last year. This primarily reflects lower aircraft maintenance sub-contract costs, savings on fleet insurance costs, reduced cargo freighter activity and a favourable exchange impact due to the weaker US dollar.

Handling charges, catering and other operating costs increased by GBP15 million to GBP930 million. This was due to increases in airport authority and catering charges, partially offset by the favourable impact of the weaker US dollar.

Selling and marketing costs fell by 0.5% in the full year. This reflected the continued impact of savings on commission and the favourable impact of exchange rates, partially offset by an increase in promotional spend.

Accommodation, ground equipment and IT costs increased by 6.9% in the full year compared with last year. This reflects an increase in IT development spend, higher legal fees, consultancy costs associated with the Group's Sarbanes-Oxley programme, and Terminal 5 consultancy spend.


Non Operating Items

 For the twelve month period, interest expense was GBP168 million, GBP46 million lower than last year due to the impact of lower debt levels. Interest income was GBP129 million, GBP37 million higher than last year, reflecting the higher cash balances. The retranslation of currency borrowings generated a credit of GBP13 million, compared with a charge of GBP12 million last year. This is primarily due to the weakening of the US dollar this year versus a strengthening US dollar last year. Profit on sale of fixed assets and investments was GBP47 million, mainly reflecting the GBP48 million profit on sale of the Groups' holding in World Network Services. Income relating to fixed asset investments of GBP14 million was primarily due to income from The Airline Group.

 Interest income at GBP32 million in the quarter was GBP7 million higher than last year reflecting higher cash balances and the impact of changes in interest rates. The profit on sale of fixed assets and investments at GBP2 million was GBP25 million lower than last year. The GBP27 million profit last year included GBP26 million from the disposal of the London Eye.


Tax

 The tax charge for the year was GBP173 million (2006: GBP152 million) giving an effective tax rate for the year of 28% (2006: 25%). No tax relief has been assumed on the GBP350 million provision against potential settlement of the competition investigations and this has added 10% to the effective tax rate. The tax charge benefited from the recognition of Advance Corporation Tax of GBP74 million (2006: GBP20 million) previously written off. All of the Advanced Corporation Tax previously written off has now been recognised through the profit and loss account.

The Group paid corporation taxes totalling GBP128 million during the year (2006:
GBP57 million).


Earnings Per Share

The total earnings attributable to shareholders for the year was GBP290 million, equivalent to 25.5 pence per share, a decline of 36.9% compared with last year's earnings per share of 40.4 pence.

For the three month period, the loss attributable to shareholders was GBP128 million, equivalent to an 11.1 pence per share, compared with last year's earnings per share of 7.1 pence.

The Board has recommended that no dividend be paid.


Net Debt / Total Capital Ratio

 Borrowings, net of cash and short term loans and deposits, were GBP991 million at March 31, down GBP650 million since the start of the year. The net debt/total capital ratio reduced by 15.1 points from March 31 2006 to 29.1%. The net debt/ total capital ratio including operating leases was down 13.4 points from March 31 to 39.6%.


Cash Flow

 The net cash inflow from operating activities for the twelve months was GBP756 million, GBP583 million lower than last year. This was primarily driven by the lower operating profit before non-recurring items, changes in working capital and the reduction in the pensions deficit as a result of the GBP240 million payment to NAPS in February. Including current interest bearing deposits, the cash position at March 31, 2007 was GBP2,355 million, a reduction of GBP85 million compared with March 31, 2006. This included GBP560 million held in escrow for the benefit of NAPS, which was subsequently paid to the pension fund on April 2, 2007.


Aircraft Fleet

The number of aircraft in service at March 31, 2007 was 242. Future deliveries include orders for four Boeing 777-200 ER aircraft for delivery in late 2008 or 2009.

Following the disposal of the regional business of BA Connect the Turboprops, Embraer RJ145 and British Aerospace 146 fleets were transferred to Flybe.


BA Connect

In accordance with IFRS 5, the disposal of BA Connect has been treated as discontinued operations. This is due to the fact that BA Connect represented a separate major line of business and the operations and cashflows could be clearly distinguished for financial reporting purposes.

 The loss from discontinued operations in the year was GBP134 million, which includes the GBP106 million impairment charge, GBP21 million of costs associated with the sale and a GBP28 million loss on disposal. This was partially offset by a tax credit of GBP24 million.

Following the disposal aviance UK has been awarded a five year contract by British Airways to undertake ground handling at Manchester, Aberdeen, Edinburgh and Glasgow airports.

BA Cityflyer was launched at London City Airport from the remaining business of BA Connect. The airline operates 250 services to six UK and European destinations.


Iberia

The company has not made a final decision about the future of its 10 per cent share holding in Iberia and continues to examine its options including full disposal. It has however ruled out further capital investment as part of any consortium offer and will not make an independent bid for the airline.


Pensions

 Following the consultation with members and agreement with the trustees to address the GBP2.1 billion actuarial deficit in NAPS, the company agreed to make a one-off cash injection of GBP800 million into NAPS, of which GBP240 million was paid in February 2007. A further GBP560 million held in escrow at the year end, for the benefit of NAPS, was subsequently paid to the pension fund on April 2, 2007.

 Changes to the scheme rules, which capped pensionable pay at inflation, resulted in a one-off accounting credit of GBP396 million. This, together with the GBP240 million payment, has resulted in the deficit reducing from GBP2.1 billion to GBP1.6 billion. The deficit will reduce further following the GBP560 million payment.

The shared solution has helped secure the pensions of the scheme's members and bring the deficit and ongoing company contributions to an affordable level.


Competition Investigations

The investigations by the Department of Justice in the USA, the European Commission and the UK Office of Fair Trading into anti-competitive activity on long haul passenger and cargo fuel surcharges are continuing. However, British Airways has now completed the information gathering required by these authorities.

BA has a long-standing, clear and comprehensive competition compliance policy. This policy requires all staff to comply with the law at all times. It has become apparent that there have been breaches of this policy in relation to discussions about these surcharges with competitors.

As a result it is now appropriate for the company to make a provision of GBP350 million in its full year accounts, which represents the company's best estimate of the amounts that could be required to settle all known claims in relation to these matters.

The provision relates to potential Government fines in a number of countries in respect of competition investigations into long haul passenger and cargo fuel surcharges. It also relates to civil claims in the USA, Australia and Canada. Under IAS 37 the provision represents the estimate of the amount to settle competition authority and civil claims at the Balance Sheet date, but recognises that the final amount that would be required to pay all claims and potential fines is subject to uncertainty.

A detailed breakdown of the claim is not presented as it may seriously prejudice the position of the company in the regulatory investigations and in its potential litigation.


Terminal 5

The opening of Terminal 5 is just 313 days away and tickets are now available for sale.

We remain on schedule to begin operational testing in September of this year.


Industrial Relations

Over two thirds of Heathrow Customer Service staff have been balloted and agreed to work practice changes in advance of the company's move to Terminal 5. We have agreed the changes with staff in ground transport services, aircraft movements, equipment services, baggage handling, loading and aircraft dispatch.

We expect to conclude changes with the remaining staff group who handle passenger services imminently.


Outlook

In terms of current performance, we have seen some weakness in non-premium segments notably on the North Atlantic. To some degree, complete visibility is hampered by the ongoing baggage restrictions which impact all cabins but particularly premium. Our revenue guidance of 5-6% increase is unchanged but we now expect to be at the lower of end of this range.

Cost control remains a key focus and full year costs, excluding fuel, are still expected to be some GBP50 million higher than the year just reported.

Our full year fuel bill is still expected to be up some GBP100 million at just over GBP2 billion.

Our goal to achieve a 10 per cent operating margin by March 2008 remains on track, although year over year improvements are likely to be delivered predominantly in the second half as we cycle against record results in the period to 10th August last year.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Fuller information on some factors which could result in material difference to the results is available in the company's Annual Report for the year ended 31 March 2007, which is available on www.bashareholders.com.



CONSOLIDATED INCOME STATEMENT

                                                   Three months ended                   Twelve months ended
                                                             March 31      Better/                 March 31     Better/
                                                 2007 GBPm  2006 GBPm      (Worse)   2007 GBPm    2006 GBPm     (Worse)
                                                             Restated                              Restated
Traffic Revenue*
Passenger                                            1,628      1,707       (4.6)%       7,263        6,924        4.9%
Cargo                                                  132        159      (17.0)%         618          638      (3.1)%

                                                     1,760      1,866       (5.7)%       7,881        7,562        4.2%
Other revenue                                          172        188       (8.5)%         611          651      (6.1)%

TOTAL REVENUE                                        1,932      2,054       (5.9)%       8,492        8,213        3.4%

Employee costs                                         560        611         8.3%       2,277        2,260      (0.8)%
Depreciation, amortisation and impairment              184        180       (2.2)%         714          715        0.1%
Aircraft operating lease costs                          20         24        16.7%          81           90       10.0%
Fuel and oil costs                                     455        431       (5.6)%       1,931        1,581     (22.1)%
Engineering and other aircraft costs                   105        112         6.3%         414          441        6.1%
Landing fees and en route charges                      120        126         4.8%         517          520        0.6%
Handling charges, catering and
other operating costs                                  222        218       (1.8)%         930          915      (1.6)%
Selling costs                                          131        120       (9.2)%         436          438        0.5%
Currency differences                                   (5)        (4)        25.0%          18         (19)          nm
Accommodation, ground equipment and IT costs           155        138      (12.3)%         618          578      (6.9)%

TOTAL EXPENDITURE ON OPERATIONS
BEFORE NON-RECURRING ITEMS                           1,947      1,956         0.5%       7,936        7,519      (5.5)%

OPERATING (LOSS)/PROFIT
BEFORE NON-RECURRING ITEMS                            (15)         98           nm         556          694     (19.9)%

Credit arising on changes to pension scheme            396                      nm         396                       nm
Provision for settlement of
competition investigations                           (350)                      nm       (350)                       nm

OPERATING PROFIT                                        31         98      (68.4)%         602          694     (13.3)%

Fuel derivative gains/(losses)                          18         10        80.0%        (12)           19          nm
Finance costs                                         (51)       (55)         7.3%       (168)        (214)       21.5%
Finance income                                          32         25        28.0%         129           92       40.2%
Net financing expense relating to pensions             (7)        (6)      (16.7)%        (19)         (18)      (5.6)%
Retranslation credits/(charges)
on currency borrowings                                   1                      nm          13         (12)          nm
Profit on sale of property, plant and
equipment and investments                                2         27      (92.6)%          47           27       74.1%
Share of post tax profits in associates
accounted for using the equity method                               1           nm           5           28     (82.1)%
Income/(expense) relating to other
investments                                              1        (2)           nm          14                       nm

PROFIT BEFORE TAX                                       27         98      (72.4)%         611          616      (0.8)%

Tax                                                   (98)       (10)           nm       (173)        (152)     (13.8)%

(LOSS)/PROFIT AFTER TAX FROM CONTINUING
OPERATIONS                                            (71)         88           nm         438          464      (5.6)%

(Loss)/profit from discontinued operations
(after tax)                                           (53)        (5)           nm       (134)            3          nm

(LOSS)/PROFIT AFTER TAX                              (124)         83           nm         304          467     (34.9)%

Attributable to:
Equity holders of the parent                         (128)         80           nm         290          451     (35.7)%
Minority interest                                        4          3        33.3%          14           16     (12.5)%

                                                     (124)         83           nm         304          467     (34.9)%

EARNINGS PER SHARE
Continuing operations:
Basic                                               (6.5)p       7.5p           nm       37.2p        40.1p      (7.2)%
Fully diluted                                       (6.5)p       7.4p           nm       36.8p        39.5p      (6.8)%

Discontinuing operations:
Basic                                               (4.6)p     (0.4)p           nm     (11.7)p         0.3p          nm
Fully diluted                                       (4.6)p     (0.4)p           nm     (11.7)p         0.3p          nm

Total:
Basic                                              (11.1)p       7.1p           nm       25.5p        40.4p     (36.9)%
Fully diluted                                      (11.1)p       7.0p           nm       25.2p        39.8p     (36.7)%


nm: Not meaningful

* Fuel surcharges of GBP145 million for the quarter and GBP519 million for the twelve months previously presented within 'other revenue' in the March 2006 income statement, have been reclassified and included within 'traffic revenue'.

CONSOLIDATED BALANCE SHEET
                                                                                                  March 31    March 31
                                                                                                 2007 GBPm   2006 GBPm
NON-CURRENT ASSETS                                                                                            Restated
Property, plant and equipment
Fleet                                                                                                6,153       6,606
Property                                                                                               932         974
Equipment                                                                                              272         302

                                                                                                     7,357       7,882

Goodwill                                                                                                40          72
Landing rights                                                                                         139         115
Other intangible assets                                                                                 33          46

                                                                                                       212         233

Investments in associates                                                                              125         131
Other investments                                                                                      107          33
Employee benefit assets                                                                                116         137
Other financial assets                                                                                  28          89

TOTAL NON-CURRENT ASSETS                                                                             7,945       8,505

NON-CURRENT ASSETS HELD FOR SALE                                                                         8           3

CURRENT ASSETS AND RECEIVABLES
Expendable spares and other inventories                                                                 76          83
Trade receivables                                                                                      654         685
Other current assets                                                                                   346         458

Other current interest bearing deposits                                                              1,642       2,042
Cash and cash equivalents                                                                              713         398

                                                                                                     2,355       2,440

TOTAL CURRENT ASSETS AND RECEIVABLES                                                                 3,431       3,666

TOTAL ASSETS                                                                                        11,384      12,174

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Issued share capital                                                                                   288         283
Share premium                                                                                          933         888
Investment in own shares                                                                              (10)
Other reserves                                                                                       1,000         690

TOTAL SHAREHOLDERS' EQUITY                                                                           2,211       1,861

MINORITY INTEREST                                                                                      200         213

TOTAL EQUITY                                                                                         2,411       2,074

NON-CURRENT LIABILITIES
Interest bearing long-term borrowings                                                                2,929       3,602
Employee benefit obligations                                                                         1,142       1,803
Provisions for deferred tax                                                                            930         896
Other provisions                                                                                       153         135
Other long-term liabilities                                                                            194         232

TOTAL NON-CURRENT LIABILITIES                                                                        5,348       6,668

CURRENT LIABILITIES
Current portion of long-term borrowings                                                                417         479
Trade and other payables                                                                             2,744       2,822
Current tax payable                                                                                     54          75
Short-term provisions                                                                                  410          56

TOTAL CURRENT LIABILITIES                                                                            3,625       3,432

TOTAL EQUITY AND LIABILITIES                                                                        11,384      12,174




CONSOLIDATED CASHFLOW STATEMENT
                                                                                        Twelve months ended
                                                                                                   March 31     Better/
                                                                                     2007 GBPm    2006 GBPm     (Worse)
                                                                                                   Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Operating profit                                                                           602          694        (92)
Operating (loss)/profit from discontinued operations                                     (122)           11       (133)
Credit arising from changes to pension scheme                                            (396)                    (396)
Depreciation, amortisation and impairment
(includes GBP120 million (2006: GBP2 million) from discontinued operations)                834          717         117

Operating cash flow before working capital changes                                         918        1,422       (504)

Decrease in inventories, trade and other receivables                                        61           23          38
(Decrease)/increase in trade and other payables and provisions                            (15)          150       (165)
Cash payment to NAPS pension scheme                                                      (240)                    (240)
Provision for settlement of competition investigation                                      350                      350
Other non-cash movements                                                                   (2)           12        (14)

Cash generated from operations                                                           1,072        1,607       (535)

Interest paid                                                                            (188)        (211)          23
Taxation                                                                                 (128)         (57)        (71)

NET CASH FLOW FROM OPERATING ACTIVITIES                                                    756        1,339       (583)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                                (331)        (275)        (56)
Purchase of intangible assets                                                             (36)          (8)        (28)
Purchase of interest in associate                                                                       (5)           5
Purchase of minority interest                                                             (13)                     (13)
Purchase of other investments                                                                           (2)           2
Proceeds from sale of associated companies                                                   3                        3
Proceeds from  sale of other investments                                                    52            1          51
Proceeds from sale of property, plant and equipment                                          7            9         (2)
Cash outflow from disposal of subsidiary company                                         (149)          (6)       (143)
Proceeds from sale of interest in the London Eye Company Ltd                                             78        (78)
Interest received                                                                          113           78          35
Dividends received                                                                           1           22        (21)
Decrease/(increase) in interest bearing deposits                                           389        (911)       1,300

NET CASH FLOW FROM INVESTING ACTIVITIES                                                     36      (1,019)       1,055

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of borrowings                                                                  (97)         (64)        (33)
Capital elements of finance leases and hire purchase arrangements repaid                 (388)        (415)          27
Exercise of share options                                                                   50           21          29
Purchase of own shares                                                                    (12)                     (12)
Distributions made to holders of perpetual securities                                     (14)         (14)

NET CASH FLOW FROM FINANCING ACTIVITIES                                                  (461)        (472)          11

Net increase/(decrease) in cash and cash equivalents                                       331        (152)         483
Net foreign exchange difference                                                           (16)            1        (17)
Cash and cash equivalents at April 1                                                       398          549       (151)

CASH AND CASH EQUIVALENTS AT MARCH 31                                                      713          398         315


These summary financial statements were approved by the Directors on May 17, 2007.



NOTES TO THE ACCOUNTS

For the period ended March 31, 2007


1  BASIS OF PREPARATION

The basis of preparation and accounting policies set out in the Report and Accounts for the year ended March 31, 2007 have been applied in the preparation of these summary financial statements. These are in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRS)* issued by the International Accounting Standards Board (IASB) and with those of the Standing Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB. These interim financial statements have not been prepared in accordance with IAS 34 - 'Interim Reporting' as permitted under IFRS.

The comparative information presented for the quarter and twelve months ended March 31, 2006 has been restated to reclassify the operations of BA Connect as a discontinued operation. In addition, fuel surcharges of GBP145 million for the quarter and GBP519 million for the twelve months previously presented within 'other revenue' in the March 2006 income statement, have been reclassified and included within 'traffic revenue'. In addition, cash and cash equivalents has been restated to reflect a reduction of GBP509 million, with an offset to other current interest bearing deposits, due to a change in accounting policies. Previously the Group classified deposits with a qualifying financial institution maturing within three months of the balance sheet date as cash and cash equivalents. The Group now only classifies deposits maturing within three months of the acquisition date as cash and cash equivalents.

* For the purposes of these statements IFRS also include International Accounting Standards (IAS).


2   FINANCE COSTS / INCOME

                                                                             Three months ended     Twelve months ended
                                                                                       March 31                March 31
                                                                           2007 GBPm  2006 GBPm    2007 GBPm  2006 GBPm
    FINANCE COSTS
    Interest payable on bank and other loans and
    finance charges payable under finance leases and
    hire purchase contracts                                                       53         56          188        215
    Release of prior year provisions                                                                    (15)
    Interest capitalised                                                         (2)        (1)          (5)        (1)

    Total finance costs                                                           51         55          168        214

    FINANCE INCOME
    Bank interest receivable                                                      32         25          129         92

    Total finance income                                                          32         25          129         92

    NET FINANCING EXPENSE RELATING TO PENSIONS
    Net financing expense relating to pensions                                     6                      18         17
    Amortisation of actuarial losses on pensions                                   1                       1          1

    Net financing expense relating to pensions                                     7          6           19         18

    Retranslation credits/(charges) on currency borrowings                         1                      13       (12)

3   PROFIT ON SALE OF PROPERTY, PLANT AND EQUIPMENT AND INVESTMENTS
                                                                             Three months ended     Twelve months ended
                                                                                       March 31                March 31
                                                                           2007 GBPm  2006 GBPm    2007 GBPm  2006 GBPm
    Net profit on the disposal of investment in WNS                                                       48
    Net profit on disposal of the investment in
    The London Eye Company Ltd                                                               26                      26
    Net profit/(loss) on sale of other investments                                            5          (1)          5
    Net profit/(loss) on the disposal of property, plant and
    equipment                                                                      2        (4)                     (4)

                                                                                   2         27           47         27

4   TAX

 The tax charge for the year on profits from continuing operations is GBP173 million made up of a current tax charge of GBP121 million and GBP52 million by way of deferred taxes in the UK. The current tax charge comprises UK corporation tax of GBP144 million, after offset of Advance Corporation Tax previously written off of GBP(22) million, overseas tax of GBP1 million and prior tax credits totalling GBP (24) million. The deferred taxes amount includes the benefit of GBP(52) million of Advance Corporation Tax previously written off. There is a total tax credit of GBP(24) million in respect of the losses arising from discontinued operations during the year. In addition, a tax credit of GBP(18) million was credited directly to equity. The current tax provision amounts to GBP54 million at March 31, 2007 (March 31, 2006: GBP75 million). The deferred tax provision amounts to GBP930 million at March 31, 2007 (March 31, 2006: GBP896 million). The tax charge for the quarter on profits from continuing operations is GBP98 million, which comprises GBP(18) million of current tax credit and a deferred tax charge of GBP116 million. There is a total tax credit of GBP(3) million in respect of the results arising from discontinued operations during the quarter.


5  DISCONTINUED OPERATIONS

On November 3, 2006, the Group announced that it had reached an agreement in principle to sell the regional operation of its subsidiary airline BA Connect to Flybe. The acquisition of BA Connect by Flybe excluded the London City Airport routes and the BA Connect-operated service from Manchester to New York. The disposal was completed on March 5, 2007. The business sold comprised the majority of the Regional airline business segment as disclosed in the Group's financial statements for the year ended March 31, 2006. The Group paid Flybe GBP129 million, and has taken a 15 per cent investment in Flybe Group Limited, valued at GBP49 million at March 31, 2007.

Following the sale of the regional business of BA Connect to Flybe in March 2007, the Group has agreed contractual terms to transfer its regional ground handling to aviance UK. The restructuring provision included in discontinued operations relates to costs associated with the reduction in staff at the regional airports, whose employment was attributed to the BA Connect operations and third party flights.

Prior to the sale and transfer of the operations to discontinued operations, an impairment review was carried out on the assets, including goodwill, of the BA Connect business, prompted by the ongoing deterioration in trading performance against plan. This resulted in an impairment charge of GBP106 million, representing goodwill of GBP32 million and fleet assets of GBP74 million. The pre-tax impairment charge gave rise to a deferred tax credit of GBP22 million which has been recognised in the income statement (now presented in discontinued operations).


   Results from discontinued operations

The results from discontinued operations, which have been included in the consolidated income statement, are as follows:

                                                                             Three months ended     Twelve months ended
                                                                                       March 31                March 31
                                                                          2007 GBPm   2006 GBPm    2007 GBPm  2006 GBPm
    Revenue                                                                      36          66          233        302
    Operating expenses                                                         (41)        (71)        (231)      (291)
    Impairment                                                                                         (106)
    Restructuring costs                                                        (18)                     (18)
    Operating (loss)/profit                                                    (23)         (5)        (122)         11
    Disposal transaction costs                                                  (3)                      (3)
    Loss arising on disposal of net assets                                     (28)                     (28)
    Net finance costs                                                           (2)         (2)          (5)        (7)
    (Loss)/profit before tax                                                   (56)         (7)        (158)          4

    Tax
    UK Corporation tax credit                                                     4           2            3          3
    Tax arising from disposal of discontinued operations                        (4)                      (4)
    Total current income tax credit (discontinued operations)                                 2          (1)          3
    Deferred tax credit/(charge)                                                  3                       25        (4)
    Total tax credit/(charge)                                                     3           2           24        (1)

    (Loss)/profit from discontinued operations                                 (53)         (5)        (134)          3


   Assets and liabilities of the discontinued operations at the date of disposal


The major classes of assets and liabilities of the discontinued operations at the date of disposal were as follows:

                                                                                                        GBPm
   Tangible assets                                                                                        78
   Intangible assets                                                                                       1
   Deferred tax asset                                                                                      8
   Other non-current assets                                                                                4
   Expendable spares and other inventories                                                                 3
   Trade receivables                                                                                      23
   Cash and cash equivalents                                                                             129
   Other provisions                                                                                     (43)
   Other long-term liabilities                                                                          (85)
   Trade payables                                                                                       (41)

   Total net assets disposed of                                                                           77

   Investment in Flybe (consideration)                                                                    49
   Loss arising on disposal of net assets                                                               (28)

   Cash and cash equivalents in BA Connect on disposal                                                 (129)
   Settlement of trade receivable with the Company                                                      (17)
   Transaction costs                                                                                     (3)

   Cash outflow from disposal of BA Connect                                                            (149)


   The cash flows relating to the discontinued operations to the date of disposal were as follows:

                                                                                                    Twelve months ended
                                                                                                               March 31
                                                                                                   2007 GBPm  2006 GBPm
   Operating cash flows                                                                                   16         21
   Investing cash flows                                                                                  (2)        (1)
   Financing cash flows                                                                                 (20)       (18)
   Excludes GBP149 million cash outflow from disposal of BA Connect.


6  EARNINGS PER SHARE

Basic earnings per share for the quarter ended March 31, 2007 are calculated on a weighted average of 1,148,880,000 ordinary shares (March 31, 2006:
1,130,106,000) and for the twelve months ended March 31, 2007, on a weighted average of 1,141,133,000 ordinary shares (March 31, 2006: 1,116,178,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended March 31, 2007 are calculated on a weighted average of 1,161,940,000 ordinary shares (March 31, 2006: 1,145,055,000) and for the twelve months ended March 31, 2007 on a weighted average of 1,151,943,000 ordinary shares (March 31, 2006: 1,138,545,000).

The number of shares in issue at March 31, 2007 was 1,151,575,000 (March 31, 2006: 1,130,882,000) ordinary shares of 25 pence each.


7     RECONCILIATION OF MOVEMENT IN NET DEBT TO CHANGES IN CASH FLOWS

                                                                                                    Twelve months ended
                                                                                                               March 31
                                                                                                   2007 GBPm  2006 GBPm
      Increase/(decrease) in cash and cash equivalents during the period                                 331      (152)
      Net cash outflow from decrease in debt and lease financing                                         485        479
      (Decrease)/increase in current interest bearing deposits maturing after 3 months                 (389)        911
      Reduction in finance leases and loans due to disposal of BA Connect                                 85

      Change in net debt resulting from cash flows                                                       512      1,238

      New finance leases taken out and hire purchase arrangements made                                   (9)       (11)
      Conversion of Convertible Capital Bonds                                                                       112
      Exchange and other non cash movements                                                              147       (58)

      Movement in net debt during the period                                                             650      1,281
      Net debt at April 1                                                                            (1,641)    (2,922)

      Net debt at March 31                                                                             (991)    (1,641)


Net debt comprises the current and non-current portions of long-term borrowings, convertible long-term borrowings and overdrafts, less cash and cash equivalents plus interest-bearing short-term deposits.


8  ANALYSIS OF LONG-TERM BORROWINGS

                                                                                                    March 31   March 31
                                                                                                   2007 GBPm  2006 GBPm
   Interest bearing long-term borrowings comprise:
   Loans                                                                                                 878      1,030
   Finance Leases                                                                                      1,275      1,418
   Hire purchase arrangements                                                                            776      1,154

                                                                                                       2,929      3,602

   Current portion of long-term borrowings comprise:
   Loans                                                                                                  68         86
   Finance Leases                                                                                         80        105
   Hire purchase arrangements                                                                            269        288

                                                                                                         417        479


9  RESERVES
                                                                                                    March 31   March 31
                                                                                                   2007 GBPm  2006 GBPm

   Balance at April 1                                                                                    690        152
   Transitional effects from the adoption of IAS 39 and IAS 32                                                      183
   Profit for the year                                                                                   290        451
   Exchange and other movements                                                                           20       (96)

                                                                                                       1,000        690



10  PROVISION FOR SETTLEMENT OF COMPETITION INVESTIGATIONS

The GBP350 million provision in respect of competition investigations relates to potential government fines in the following jurisdictions in relation to cargo fuel surcharges: USA, Europe, Australia, Canada, New Zealand and South Africa and, in relation to long haul passenger fuel surcharges: USA and the UK. It also relates to civil claims in the USA, Australia and Canada. The provision represents the estimate of the amount to settle competition authority and civil claims at March 31, 2007, but recognises that the final amount required to pay all claims and fines is subject to uncertainty. A detailed breakdown of the claim is not presented as it may seriously prejudice the position of the Company in the regulatory investigations and in its potential litigation.


11 The figures for the three months ended March 31, 2007 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the twelve months ended March 31, 2007 form part of the Annual Report and Accounts and were approved by the Board of Directors but have not been delivered to the Registrar of Companies; the report of the auditors on the accounts is unqualified.


AIRCRAFT FLEET
(for information only)

                                         Number in service with Group companies at March 31, 2007

                                          On Balance  Off Balance   Total March  Changes Since    Future      Options
                                            Sheet        Sheet         2007       March 2006    Deliveries
                                           Aircraft     Aircraft
                                                                                                 (Note 6)     (Note 7)
AIRLINE OPERATIONS  (Note 1)

Boeing 747-400                                57                        57
Boeing 777                                    40           3            43                           4           4
Boeing 767-300                                21                        21
Boeing 757-200                                13                        13
Airbus A319                                   21           12           33
Airbus A320 (Note 2)                          8            18           26            (1)           10           28
Airbus A321                                   7                          7                           4
Boeing 737-300                                             5             5
Boeing 737-400                                19                        19
Boeing 737-500                                             9             9
Turboprops (Note 3)                                                                   (8)
Embraer RJ145 (Note 3)                                                               (28)
Avro RJ100 (Note 4)                                        9             9            (1)
British Aerospace 146 (Note 3)                                                        (4)
GROUP TOTAL (Note 5)                         186           56           242          (42)           18           32


Notes:

1.  Includes those operated by British Airways Plc and BA Cityflyer.

2. Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.

3.  Aircraft disposed of as part of the sale of BA Connect.

4. Excludes one Avro RJ100 stood down pending return to lessor and six Avro RJ100 sub-leased to Swiss International Airlines.

5. Excludes two British Aerospace ATPs stood down pending return to lessor, and 12 Jetstream 41s sub-leased to Eastern Airways.

6. Future year deliveries have increased by four to 18 to include four Boeing 777-200ER deliveries.

7. Options have increased by four to 32 to include four Boeing 777-200ER aircraft.